March 13, 2006


To all Limited Partners in
WNC Housing Tax Credit Fund V, L.P., Series 3 ("Fund 5-3")

As the general partner of Fund 5-3, we would like to take this opportunity to update you on the status of your fund.

Through 2004, the tax credits have cumulatively totaled approximately 107% of your original investment if you made the investment at the beginning of the program. The anticipated tax credits for 2005 are approximately 13%, bringing the total to 120%. Although there can be no assurance in this regard, the overall anticipated credits are expected to be approximately l35% for investors investing at the beginning of the program, which is within the range of Fund 5-3's original objectives.

Secondary objectives of Fund 5-3 were to preserve and protect the Fund's invested capital and provide cash distributions resulting from sale or refinancing transactions. While the tax credit phase generally lasts about 12 years, the IRS compliance period is 15 years, which runs through approximately year 2011. A number of older WNC funds have satisfied the compliance period. WNC has formed a team to review those funds and to create a plan for liquidating the properties in an orderly manner. Our strategy is to begin by obtaining appraisals of the properties and to evaluate the possibilities of either refinancing, selling, and/or resyndicating the properties. This process will include our review of many factors, including extended use requirements on the properties (such as those due to mortgage restrictions or state compliance agreements), the condition of the properties, and the tax consequences to the investors from the sale of the properties. WNC intends to commence the orderly disposition of the properties after the 15th year, although there can be no assurance in this regard.

Our policy is to keep you informed of the status of your fund. Because of this we would like to provide you with an update of six of the properties in Fund 5-3 that have been experiencing some operational difficulties. Fund 5-3 invested in 17 properties, and has sold one of them. Of the 17 properties in the portfolio, 11 are operating generally as projected, while six are experiencing some operational issues.

As previously reported, the developer/general partner for Alliance Apartments and Hastings Apartments was removed and replaced, and Fund 5-3 renegotiated the permanent loans, which have both hard and soft debt components (i.e., fixed payments and payments based on cash flow). Currently, each property remains overburdened with the hard and soft debt. Fund 5-3 has negotiated new debt and a discounted payoff of all the existing debt encumbering the two properties. WNC currently anticipates that the new financing will close on or before May 2006. If so, it is expected that the properties would be in a much stronger financial position.

Fund 5-3 held a series of meetings with the general partner of Broadway Apartments to establish occupancy goals and to cure deferred maintenance issues. The original general partner missed the established goals, as occupancy continued to decrease and deferred maintenance was not corrected. With the


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March 13, 2006
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approval of the lender, in the fall of 2003, Fund 5-3 began a partnership action to remove the original general partner. The original general partner chose to resign as the general partner and property manager. An affiliate of WNC and a non-affiliated non-profit entity were admitted as the successor general partners. WNC has advanced approximately $449,000 to Broadway Apartments directly or through Fund 5-3, and Fund 5-3 has advanced $25,000 to Broadway Apartments, to rehabilitate uninhabitable units and for marketing efforts. Fund 5-3 entered into an agreement with the lender to repay the loan in full in consideration of a waiver of a substantial loan pre-payment penalty. In July 2005, Broadway closed a new loan, which reduced the interest rate from 9.52% to 6.17%. Currently, occupancy is in excess of 90%.

Cascade Pines has been experiencing low occupancy, excessive turnover, deferred maintenance and negative cash flow for a number of years. In May 2004, an affiliate of WNC was admitted as the managing general partner to provide supervision of the property. WNC has advanced approximately $565,000 for the benefit of Cascade Pines directly or through Fund 5-3. WNC permitted the original non-profit general partner to remain as a general partner after it contributed more than $200,000 in cash, and released an equal amount in unreimbursed expenses.

Fund 5-3 implemented a plan to repair the physical condition of the property to a habitable level. In December 2004, Cascade Pines passed its HUD inspection. However, during the latter half of 2004, the property continued to struggle with vacancy issues. In late December 2004, the bondholder filed a notice to commence foreclosure. Cascade Pines filed for bankruptcy protection. Cascade Pines has been negotiating with potential purchasers and has hired a new property manager. The court has approved the Cascade Pines plan, which calls for the repair of vacant units and for improved occupancy through vigorous marketing efforts with the new management company. While there can be no assurance in this regard, Cascade Pines believes that it can ultimately prevent a foreclosure by improving occupancy to a level that would permit debt service payments to be made or by selling the property.

WNC has advanced approximately $160,000 for the benefit of Patten Towers either directly or through Fund 5-3. In addition, Fund 5-3 also advanced $50,000 to Patten Towers. The advances were to help repair the physical condition of the property to a habitable level, rehabilitate the un-rentable units and help fund operational expenses. The property was rehabilitated and occupancy increased. Security measures were implemented that were not contemplated in the original underwriting budget. As a result, operating expenses are greater than revenue. Fund 5-3 and the general partner have been negotiating with the bond trustee and bondholder to refinance and restructure the debt. However, in August 2005, the bondholder filed a notice of foreclosure. Patten Towers filed for bankruptcy protection. Patten Towers has identified new financing for the property and is negotiating a discounted payoff of the bonds. Patten Towers is in the process of presenting an amended plan to the court for approval.

WNC has advanced approximately $43,000 for the benefit of Raymond S. King Apartments directly or through Fund 5-3. The advances were made in order for Raymond S. King Apartments to pay the 2005/2006 insurance premium. We anticipate that the property may need funding to pay the 2005/2006 property taxes (if a payment plan cannot be arranged with the county) and to assist with on-going


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March 13, 2006
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operating costs. The management agent will continue to market the property aggressively, streamline expenses, and continue aggressive collection policies.

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As an investor, you may be asking "how do these operating issues affect my investment?" It is important to remember that the primary investment objective of Fund 5-3 as set forth in its prospectus was to provide investors with low income housing tax credits and losses for tax purposes. Fund 5-3 is providing tax credits expected to remain in the original projected range and will continue to pursue all reasonably available means in pursuit of all its objectives.

We will keep you apprised of the status of all the properties in Fund 5-3 on a periodic basis. If you have any questions regarding these matters, please feel free to contact us either by mail at the address listed on this letter, or by email at: investorservices@wncinc.com. We would appreciate receiving your questions in writing rather than by phone so that we can address them in a thorough manner.

This letter contains forward-looking statements. Such statements are based on current expectations subject to uncertainties and other factors which may involve known and unknown risks that could cause actual results of operations to differ materially from those anticipated. Further, certain forward-looking statements are based upon assumptions about future events which may not prove to be accurate.


Sincerely,



Thomas J. Riha
Senior Vice-President and Chief Financial Officer of WNC & Associates, Inc.